October 23, 2024
Via EDGAR

Ms. Valeria Franks
Mr. Rufus Decker
Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Huron Consulting Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Annual Report to Security Holders for Fiscal Year Ended December 31, 2023
File No. 000-50976

Dear Ms. Franks and Mr. Decker:

In response to your October 10, 2024 letter to Huron Consulting Group Inc. (the “Company,” “we,” or “our”), we provide below our response to each of the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) regarding the Company’s above referenced Form 10-K and Annual Report to Security Holders. For convenience, the Staff's comments are shown below in bold text, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Executive Highlights, page 24

1.You present Adjusted EBITDA as a percentage of revenues before reimbursable expenses revenues, a non-GAAP financial measure, without disclosing its most directly comparable GAAP measure, net income as a percentage of revenues, with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Company Response: We respectfully acknowledge the Staff’s comment, and beginning with our Form 10-Q for the period ending September 30, 2024 and in all future filings, we will disclose net income as a percentage of total revenues with equal or greater prominence to adjusted EBITDA as a percentage of revenues before reimbursable expenses in accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Summary of Results, page 25

2.Please remove the total segment profit non-GAAP measure from pages 25 and 30 and elsewhere throughout all your filings or remove the other operating expenses adjustment, since this adjustment appears to result in the exclusion of normal, recurring, cash operating expenses. If segment profit amounts are desired for reconciliation purposes, such as on page 25, present each of the three segment profit amounts in lieu of presenting total segment profit in the reconciliation. Refer to Questions 100.01 and 104.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Also, revise your segment management's discussion and analysis to discuss with quantification the business reasons for changes between periods in any material reconciling items of the segment reconciliation in Note 19, such as other operating expenses. In circumstances where there are more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Company Response: We respectfully acknowledge the Staff’s comment, and beginning with our Form 10-Q for the period ending September 30, 2024 and in all future filings, we will remove the presentation of total segment operating income in any context other than the ASC 280 required reconciliation within the footnotes to our consolidated financial statements. Additionally, we will rename the reconciling item of other operating expenses to unallocated corporate expenses and will revise our segment management’s discussion and analysis to include a discussion of the business reasons, with quantification where appropriate, for any material changes in this segment reconciling line item between periods.

Consolidated Financial Statements
Consolidated Statements of Earnings and Other Comprehensive Income, page F-5

3.The total revenues and reimbursable expenses line item appears to represent your revenues and should be retitled as such. The revenues line item appears to exclude revenues from reimbursable expenses and should also be retitled to better describe what it actually represents. These revisions should be made throughout all your filings, including the titles used for other measures presented using these line items, such as when amounts are presented as a percentage of revenues before reimbursable expenses revenues. Refer to ASC 606.

Company Response: We respectfully acknowledge the Staff’s comment, and beginning with our Form 10-Q for the period ending September 30, 2024 and in all future filings, we will revise our revenue presentation to retitle total revenues and reimbursable expenses as total revenues and retitle revenues to revenues before reimbursable expenses. We will consistently apply this revision throughout all of our filings.

Annual Report to Security Holders for Fiscal Year Ended December 31, 2023
2023 Performance Highlights, page i

4.When you present and/or discuss changes in non-GAAP measures in your Annual Report to Security Holders, please also present and/or discuss the comparable GAAP measures and provide the required reconciliations. Below are several examples of non-GAAP disclosures that appear to be missing certain disclosures required by Item 100(a) of Regulation G:
• expanded adjusted EBITDA margins for the third consecutive year (page I),
• adjusted EBITDA margin increased 70 basis points in 2023, compared to 2022 (page I),
• 2023 culminated in our third consecutive year of 50+ basis point adjusted EBITDA margin improvement (page III), and
• in 2023, we generated free cash flow of $100 million (page III).

Company Response: We respectfully acknowledge the Staff’s comment, and we will revise our future Annual Report to Security Holders disclosures to comply with all disclosures required by Item 100(a) of

Regulation G, including presenting and discussing the comparable GAAP measures with each non-GAAP measure and providing all required reconciliations.

If you have any questions or require more information regarding the Company’s responses, please contact me at (312) 880-3777.

Sincerely,

/s/ John D. Kelly
Executive Vice President, Chief Financial Officer and Treasurer